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                                                                   EXHIBIT 99.10
                                      WIPRO
                               DOW JONES TELEPHONE
                                 APRIL 17, 2003

Vivek: Hello.

Male Participant: Hello Vivek this is Uday Khandeparkar from Dow Jones Newswires here.

Vivek: Hi there, how are you?

Male Participant: This must have been a very hectic morning for you.

Vivek: Yes, it was, but they always are.

Male Participant: Thanks for giving me this time slot to speak with you.

Vivek: No problems.

Male Participant: Okay, I will start with the main issue causing concern in the markets. First of all, the operating margins, they've fallen steadily through the last fiscal year, what is your prediction, how much further could they fall during the current financial year.

Vivek: Well, I think that, you know, the way that we have been looking at the world is to not look at it in terms of percentages, but in terms of dollars, and what we saw over the last year was really an opportunity for substantial growth. If we look at the billed man months growth that we had in the last year, year ended March 31, that was more than we have ever had before. So, it really was a year where we felt that in a sense it was an opportunity for us to be able to do some good growth, and I think what we have seen is that. Alongside with that what we have seen from the margin perspective obviously is the pricing pressure, that is one of the, rupee exchange rate going the wrong way. Now, if we look at those two factors and we project them out, I think that as far as the exchange rate is concerned, frankly that is anybody's guess. I am not sure I could comment to you as to what, you know, what the future holds for that. But if you look at on the pricing pressure, we think that pricing pressure as defined by customer expecting more for less will continue, but the two things that we can use to offset them are, one is better mix of more application build business versus application manage. When application manage business comes, it comes focussed on cost reduction and therefore it is very price sensitive. Application billed has a time to market element to it, and that in turn is something that allows us to be able to get a little bit better yield. So, that is one thing, which is getting the mix of the business going. And, the second thing is being in an environment where customers do ramp up to the levels that they have said they would, which is in someway what

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is driving this price reduction that we are then able to get some pricing leverage, although frankly I think that it will take an uptake for this to happen. The third level by the way which I should mention is that, we have been successful when we made acquisitions like the AMS one to be able to successfully cross sell and be able to sell some of our services into their accounts at price points that generally closer to theirs than ours. Of course, that story is very short, it has only been 100 days since we bought AMS, and it is very small right now, but that is another lever.

Male Participant: Just to clarify when you say that, you know, you made an increase by so many man days or man hours whatever, what you are saying is that you have sacrificed margins to grow volumes, which is the way the business is headed, is that correct?

Vivek: No, I would not say that we are sacrificing margins to grow volume, because in some ways that appears to indicate that, you know, we are saying that, you know, we are not terribly concerned about margins, which is not true. I think the way that we are looking at it is, when customers are coming to us and saying, we would like to be able to grow our relationship with you, and in return I am expecting a better price, we have generally made it sort of price volume match and figured out what we see as the overall kind of dollar growth, and focussed on that more than anything else.

Male Participant: So eventually it would come to a level, a certain percentage after which you will not go down. To what extent are you willing to go down on margins?

Vivek: Well, obviously we have guidelines as to how low we can go.

Male Participant: Okay. A question on your contract with 186k which is worth $70 million, I think about $34 million worth of work was still pending, is that contract still with you?

Vivek: Well, you know, as we have said that the new owners would make an independent decision, they have not, yet. So, as things stand right now, our agreement with 186K is terminated and finished. The new owners may decide to use that infrastructure, if they do, they will need somebody to maintain it, in which case they will call on us because we are the most natural party, but they have not made that decision, or made any decision for that matter.

Male Participant: Is that decision likely in this quarter?

Vivek: Don't know yet, I mean, fundamentally, even if the decision goes forward, I don't want to have you misunderstand that we have $34 million execution this quarter because it is basically now in manage mode, which means it is, over the several years it will go into a steady state of revenue, but you know, we don't

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know when they will make that decision or what decision they will make because they appear to be in no hurry.

Male Participant: In terms of revenue growth rate, what you are looking for in this year, like you know, with the business, with new acquisitions and restructuring and things happening, doesn't that mean that volumes will grow substantially this year?

Vivek: I think that it is very difficult for me to answer that question because we haven't given any guidance for the full year.

Male Participant: Yeah, I was coming to your outlook for the first quarter, I mean, because it is just 3% on-quarter growth in global IT services, how do you view that?

Vivek: Well I think that, you know, what we are seeing is a unique situation where if we take a look at our long term prospect, they look and feel great because I think more and more companies want our services, everything looks like it is headed in the right direction. On the other hand, if we look at the short term, the short term is very uncertain because companies are still not sure exactly when and how fast they will ramp up. So, as a result, the ramp up haven't been at the speed at which we would have liked to have seen them, which is why even last quarter when we were calling the quarter, we only called 162 million even though we had hired a 1300 the quarter before because there were still a lot of uncertainty around the speed with which they would ramp.

Male Participant: What is the reason for the uncertainty that customers have?

Vivek: Just their own, you know, their economic situation, you know, in terms of do I do it this week, do I do it a month later, what is the employee sensitivity, etc. And the problem is that there is no shelf life, so a second un-billed is a second lost forever.

Male Participant: When you talk about employee sensitivity, are you talking about the protectionist tendencies in western countries, is that what you are referring to?

Vivek: True. You know, so, essentially they need to bring their employees on board, or they may decide that while this function, you know, let me do this a little bit later, let me have that review later. So, what I am saying is that, that whole transition process goes through multiple changes as they try to figure out what they are going to do as their economic environment change, etc, etc.

Male Participant: Your fourth quarter profits were impacted by a loss in your energy practice? Is it still losing money?

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Vivek: No, that was, you know, we were accruing expenses relating to the retention bonuses that we are paying out, and I think that a big chunk of that was a 100-day bonus which is over now. So, I think, which was 90 days accrued for the last quarter and only 10 days for this quarter. So, that is over now.

Male Participant: So the energy practice is doing well now?

Vivek: Sure.

Male Participant: Vivek, just one question, on profit margins, do you think at all there is a possibility that we might this year come back to levels which, or this year there could be some easing of pressures. And, secondly, I mean, to what extent do you think the prices could fall, can it stabilize at current levels, or do you think the pressure still continues?

Vivek: I think that first of all, you know, probably the best way to answer that question is to look at what could drive upside in pricing, and as I mentioned earlier, there are basically three, two of which I think are economic environment related, which is our ability to improve the mix of business, our ability to have ramped up and therefore have more stability, which allows us to get more pricing leverage in terms of, you know, now that the customers reach the ramp that they wanted to, we can then go back and say we would like higher price, and the third is the ability that we might have in terms of being able to after we make acquisition get pricing closer to the acquired companies than ours. And, I think, on the first one I think it is economic linked which is, if there is an uptake, people will do more build rather than manage because build is discretionary and right now they are not doing discretionary. If I look at the second one, hopefully, that will happen sometime in the next 9 to 10 months as companies do ramp up because all of them are talking very aggressively about ramping up. And, on the third one, which is acquisitions, I think that that is something we need to keep pushing. So, I would say that all those are, you know, I don't think that we are going to see pricing, you know, big pricing upsides for a little while.

Male Participant: On Spectramind Vivek, I have a question. You have made a revenue projection of $16 million, how would you describe it, would you describe it as competitive or upbeat, what sort of, how do you look at that, from $14 million?

Vivek: Yeah, you know, we try to be as realistic as we can in our guidance. So, we try not to, you know, consciously sand bag air or anything. So, even last quarter when we made the 162 guidance or the 12 guidance that really was our best call at that time. Now, we were fortunate to have good upsides and we were able to show higher numbers on both the IT as well as the BPO sides. But, I think that the same thing holds true for this quarter's revenue forecasts as well.

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Male Participant: How is Wipro going to take on the competition which is coming from global IT firms setting up units in India, you know, the outsourcing units?

Vivek: Well, I think that, you know, you have two elements here, one is the customer setting up their own units, and the second is the IT services company setting up their units. Customers setting up their own units are being very tough on pricing, in the sense that they are having a better handle now on what their total cost is of their own center, and using that as a negotiating leverage point. As far as the, I am sorry, I lost my train of thoughts....

Male Participant: I mean you talked about the customers, but then on the other hand the IT comp like IBM start their unit.

Vivek: That's right. Sorry I lost my thought, somebody walked into the room so I sort of... As far as the big 5 are concerned, you know, we don't really see them that much in the deal flow that we have. We see them in a couple of places where we have a large account and the customers looking for a, you know, being able to put up a big software factory, we will see them compete in those places. But other than that, I think what they are doing is primarily in their existing customer base, marketing these services. So, we haven't really seen any sort of, you know, I would say 0.2% of the deal flows where we have seen them and, you know, at least so far we haven't, we don't know the single situation where we have a lost the deal to them.

Male Participant: Right. Finally, are you looking at, you know, during this quarter any major deals coming up?

Vivek: Let me just clarify that, that my point about not seeing them relates to the offshore related services, we do see them much more aggressively on our package implementation side of the business or out system integration side of the business. So, in those two areas, we do see them. I was talking about the offshore side because that was the question you had, so I just want to make sure, I didn't mischaracterize it by saying we never see them, as because obviously we do.

Okay, coming back to your question. Could you repeat that question please?

Male Participant: I mean, the revenue guidance is lower than expected. Any chance you could exceed it?

Vivek: The major deals...

Male Participant: The new business that you see coming, the volumes, do you see it from existing customers, or a lot of it coming from new customers.

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Vivek: I think that what we are seeing is every customer is ramping up at a steady pace. So, as a result, what we are going to see is, customers that we added over the last quarter and the quarter before will ramp up, and as we add new customers, they will ramp up slowly as well. So, I don't think we will see a, you know, sort of big 186K type, you know, customers comes in and makes a big impact within a quarter kind of a situation. I think we will see some of the accounts we added over the last couple of quarters rise and some of the new customers that come in also continue to contribute. So, I don't think we will see any particular shift, what I do think you will see is that, if I look out at this year, the last year we had something like 8% of our revenue come from new accounts, that compared to 15 to 16% the year before. I think over the next year, you probably will see us go back to somewhere between that 8 and that 15 to 16%. The last year, 8% of our business came from new customers.

Male Participant: Okay.

Vivek: Yeah. So, I think that, historically it has been 15 to 16%. So, I think we will go back closer to the historical averages.

Male Participant: Right, okay. Thank you Vivek, I have finished my questions. Thanks a lot.

Vivek: Thank you, my pleasure, bye bye.